Filed by S&T Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: S&T Bancorp, Inc

Commission File No.: 000-12508

On September 20, Mainline Bancorp, Inc. mailed this letter to its shareholders regarding the proposed acquisition of Mainline Bancorp by S&T Bancorp, Inc.

September 19, 2011

Dear Fellow Mainline Shareholder:

On behalf of the Board of Directors, we are pleased to advise you that, on September 14, 2011, Mainline Bancorp, Inc. entered into an agreement and plan of merger with S&T Bancorp, Inc. providing for S&T’s acquisition of Mainline in a merger transaction. A copy of the joint press release of Mainline and S&T announcing the signing of the merger agreement is enclosed for your information.

Under the merger agreement, Mainline shareholders will have the opportunity to elect to receive $69.00 per share in cash or between 3.6316 and 4.3125 shares of S&T Bancorp, Inc. common stock. The precise number of shares to be received by Mainline shareholders receiving stock in the transaction will be based on the average of the high and low sale prices of S&T common stock over a 10 trading day period shortly prior to closing of the transaction. All Mainline shareholder elections to receive cash or stock will be subject to allocation and proration procedures set forth in the merger agreement, which is intended to ensure that, in the aggregate, at least 60% of Mainline’s outstanding common stock will be exchanged for S&T common stock. Mainline shareholders will be able to elect a combination of cash or stock for their Mainline shares, subject to the allocation and proration provisions of the merger agreement. The transaction is expected to be a tax-free exchange to the extent shareholders of Mainline receive stock in exchange for their Mainline shares.

You will be receiving detailed information on the proposed transaction, including a copy of the merger agreement, in the next few months for a special meeting of Mainline shareholders that will be called to consider and vote on the merger agreement. A copy of the merger agreement is also included as an exhibit to S&T Bancorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 16, 2011. A copy of this Current Report on Form 8-K of S&T Bancorp is available free of charge at the SEC’s website at www.sec.gov.

Subject to a number of customary conditions for merger transactions of this type, including Mainline shareholder approval and regulatory approvals, the merger is expected to close in the first quarter of 2012.

Your board of directors unanimously approved the merger agreement with S&T, and looks forward to addressing it with shareholders at the special meeting of shareholders that will be called to consider it.

If you have any questions on the press release at this time, please contact us.

Very truly yours,

/s/ Dennis M. McGlynn	/s/ William J. Hoyne

Dennis M. McGlynn	William J. Hoyne
Chairman	President and Chief Executive Officer

Additional Information and Where to Find It

S&T will file a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC), which will contain the proxy materials of Mainline and certain other information regarding S&T. These proxy materials will set forth complete details of the merger. Investors are urged to carefully read the proxy materials when filed with the SEC, as they will contain important information. Investors will be able to obtain a copy of the proxy materials free of charge at the SEC’s website at www.sec.gov. The materials may also be obtained for free by directing a written request to S&T Bancorp, Inc., 800 Philadelphia Street, Indiana, PA 15701 Attention: Corporate Secretary, or to Mainline Bancorp, Inc., 325 Industrial Park Road, Ebensburg, PA 15931 Attention: Corporate Secretary. Investors should read the proxy materials before making a decision regarding the merger.

Participants in the Solicitation of Proxies

S&T and Mainline and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mainline in respect of the proposed merger. Information regarding S&T’s directors and executive officers is available in its proxy statement filed with the SEC by S&T on March 25, 2011, and information regarding Mainline’s directors and executive officers will be set forth in the proxy statement/prospectus described above when it is filed with the SEC. You can obtain free copies of these documents free of charge using the contact information above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.